UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34551 / March 30, 2022

_____

In the Matter of   :
                                                                          :
Jefferies Private Credit BDC Inc.   :
Jefferies Finance LLC   :
Jefferies Credit Management LLC   :
Jefferies Credit Partners LLC   :
Apex Credit Partners LLC   :
Apex Credit Holdings LLC   :
JFIN CLO 2012 Ltd.   :
JFIN CLO 2013 Ltd.   :
JFIN CLO 2015-II Ltd.   :
JFIN CLO 2016 Ltd.   :
JFIN CLO 2017 Ltd.   :
JFIN CLO 2017-II Ltd.   :
Apex Credit CLO 2018 Ltd.   :
Apex Credit CLO 2018-II Ltd.   :
Apex Credit CLO 2019 Ltd.   :
Apex Credit CLO 2019-II Ltd.   :
Apex Credit CLO 2020 Ltd.   :
Apex Credit CLO 2021 Ltd.   :
Jefferies Direct Lending Fund LP   :
Jefferies Direct Lending Fund SPE LLC   :
Jefferies Direct Lending Offshore Fund LP   :
Jefferies Direct Lending Offshore Fund B LP   :
Jefferies Direct Lending Offshore Fund C LP   :
Jefferies Direct Lending Offshore Fund SPE LLC   :
Jefferies Direct Lending Offshore Fund C SPE LLC   :
Jefferies Senior Lending LLC   :
JFIN Revolver CLO 2017-II Ltd.   :
JFIN Revolver CLO 2017-III Ltd.   :
JFIN Revolver CLO 2018 Ltd.   :
JFIN Revolver CLO 2019 Ltd.   :
JFIN Revolver CLO 2019-II Ltd.   :
JFIN Revolver CLO 2020 Ltd.   :
JFIN Revolver Funding 2021 Ltd.   :
JFIN Revolver CLO 2021-II Ltd.   :
JFIN Revolver Funding 2021-III Ltd.   :
JFIN Revolver Funding 2021-IV Ltd.   :
JFIN Revolver CLO 2021-V Ltd.   :

JFIN Revolver Fund, L.P.   :
Massachusetts Mutual Life Insurance Company   :
                                                                 :
520 Madison Avenue   :
New York, NY 10022   :
                                                                 :
(812-15136)   :
                                                                 :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Jefferies Private Credit BDC Inc., et al. filed an application on June 18, 2020, and amendments to the application on October 22, 2020, August 3, 2021, December 10, 2021 and January 12, 2022 requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 2, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34522). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Jefferies Private Credit BDC Inc., et al. (File No. 812-15136) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        J. Matthew DeLesDernier
                                        Assistant Secretary

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